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| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+
                                        Washington, D.C. 20549
[_] Check this box if
    no longer subject   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person
       Rubin                         Shelly                           A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                            760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

 Miami                               FL                               33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                ----------------------------------------------------------------

4.  Statement for Month/Year         Jan-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person to Issuer
                (Check all applicable)
    ___ Director                   ___ 10% Owner
     X  Officer (give              ___ Other (specify
    ---
                  title below)                    below)
    Vice President and Chief Financial Officer
    ------------------------------------------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing
     X  Form filed by One Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Ownership  7. Nature of
   of                    action     action          or Disposed of (D)                Securities           Form:         Indirect
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Direct        Beneficial
   (Instr. 3)            (Month/    (Instruction 8)                                   Owned at             (D) or        Owner (4)
                         Day/    -----------------------------------------------      End of               Indirect
                         Year)                                                        Issuer's Fiscal      (Instr. 4)
                                    Code / V        Amount/ A or D Price              Year (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock            N/A          N/A                N/A                             191                  I        By Savings
                                                                                                                       Plan
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock           Various        J                7,500 (A)                      7,500                  D
------------------------------------------------------------------------------------------------------------------------------------
 Restricted Common      01/19/02       J                5,000 (D)                     15,000                  D
 Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
 Restricted Common      01/17/02       J                2,500 (D)                      7,500                  D
 Stock (2)
------------------------------------------------------------------------------------------------------------------------------------

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


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (20,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

(2) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 17, 2003 (10,000), and the remainder will vest on each of January 17, 2004, January 17, 2005 and January 17, 2006 to the extent of one-quarter of the total number of shares.

(J) Represents release of restrictions on restricted common stock.

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                           Code/ V                     (A) (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                16.20               N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options              24.8125               N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options              17.3125               N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options              18.15625              N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options              26.84375              N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------
 Common Stock Options                31.30            1/2/2002               A                       10,000 (A)
-----------------------------------------------------------------------------------------------------------------------------
 Stock Purchase Agreement (3)         N/A                N/A                N/A                          N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned               or          ship
                               Date     Expira-              Amount or                      at End           Indirect (I)  (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Year
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
      02-05-98/02-04-03                        Common Stock Options/ 8,221      N/A         8,221              D
------------------------------------------------------------------------------------------------------------------------------------
      10-31-98/10-30-07                        Common Stock Options/ 37,500     N/A        37,500              D
------------------------------------------------------------------------------------------------------------------------------------
      01-01-99/12-14-07                        Common Stock Options/ 26,250     N/A        26,250              D
------------------------------------------------------------------------------------------------------------------------------------
      01-28-01/01-27-10                        Common Stock Options/ 10,000     N/A        10,000              D
------------------------------------------------------------------------------------------------------------------------------------
      01-17-02/01-16-11                        Common Stock Options/ 10,000     N/A        10,000              D
------------------------------------------------------------------------------------------------------------------------------------
      01-02-03/01-01-12                        Common Stock Options/ 10,000     N/A        10,000              D
------------------------------------------------------------------------------------------------------------------------------------
      04-01-02/04-01-03                        Stock Purchase Agreement/ 2,430  N/A         2,430              D
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

/s/ Shelly Rubin                    2/8/2002
-------------------------------  -----------------
**Signature of Reporting Person        Date
Shelly Rubin

*Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or ommissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient,
    See Instruction 6 for procedure.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On each of April 1, 2002 and 2003, Ms. Rubin will purchase 1,215 shares.

                                                                        Page 2
                                                                        SEC 1474